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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 25049

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                 Commission File Number 0-27374

(Check One)

/ / Form 10-K   / / Form 20-F   / / Form 11-K   /X/ Form 10-Q   / / Form N-SAR

        For period ended March 31, 1997
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        / / Transition Report on Form 10-K

        / / Transition Report on Form 20-F

        / / Transition Report on Form 11-K

        / / Transition Report on Form 10-Q

        / / Transition Report on Form N-SAR

        For the transition period ended
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        Read Attached Instruction Sheet Before Preparing Form. Please Print
or Type.
        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing check above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

        Full Name of Registrant   Unison HealthCare Corporation
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        Former Name if Applicable
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Address of principal executive office (Street and Number)

                                  8800 N. Gainey Center Dr., #245
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City, State and Zip Code          Scottsdale, Arizona 85258
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                                    PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          Unison HealthCare Corporation's previously reported identification of inaccuracies in its accounting systems, and the resultant expansion of the annual audit examination for the year ended December 31, 1996 now being conducted in order to verify the resolution of such inaccuracies, has delayed the preparation of its quarterly report on Form 10-Q for the period ended March 31, 1997. The Registrant is also in the process of converting to a new accounting and information system. The Registrant anticipates filing its quarterly report on Form 10-Q no later than June 23, 1997.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.


           David A. Kremser                        (602) 423-1954
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                (Name)                    (Area Code) (Telephone Number)


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        (2)  Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                / / Yes  /X/ No

                The Registrant has previously notified the Commission that it will file its annual report on Form 10-K beyond the required filing date. The Registrant has not yet filed such report and currently anticipates filing such report on or before May 23, 1997.

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                /X/ Yes  / / No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                Although the Registrant cannot yet make a reasonable estimate of its results of operations for the quarter ended March 31, 1997, it is likely that the results will be very different than its results for the quarter ended March 31, 1996 for several reasons, including material acquisitions, the issuance of $100 million of senior notes and higher overhead during the 1997 period.




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                         Unison HealthCare Corporation
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                  (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   May 15, 1997          By     /s/ Warren K. Jerrems
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                             Name   Warren K. Jerrems
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                             Title  Vice President - Chief Accounting Officer
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                Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title for the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                                   ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




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